SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☑            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued on May 2, 2007:

FOR IMMEDIATE RELEASE

Contacts

Investors: Peter Vozzo, 301-398-4358
Media: Jamie Lacey, 301-398-4035
http://www.medimmune.com

MEDIMMUNE, INC. ANNOUNCES CONVERTIBILITY OF 1.375%
CONVERTIBLE SENIOR NOTES DUE 2011 AND 1.625% CONVERTIBLE
SENIOR NOTES DUE 2013

GAITHERSBURG, MD, May 2, 2007 — MedImmune, Inc. (Nasdaq: MEDI) today announced that, in connection with the previously disclosed pending acquisition of MedImmune by AstraZeneca PLC pursuant to a “first-step” cash tender offer by an indirect wholly owned subsidiary of AstraZeneca PLC for all outstanding MedImmune shares at $58.00 per share followed by a “second-step” cash merger at the same per share price, MedImmune is delivering a notice to holders of its 1.375% Convertible Senior Notes Due 2011 and 1.625% Convertible Senior Notes Due 2013, pursuant to the indentures under which the notes were issued (the “Indentures”), of the anticipated Fundamental Change and Make-Whole Fundamental Change (in each case, as defined in the Indentures) that will occur upon the consummation of the “second-step” merger. The anticipated effective date of the merger is June 16, 2007.

As more fully described in the notice to noteholders, in accordance with Section 10.01(A)(iv), 10.01(C) and 10.14(D) of the Indentures, notes may be converted at any time during the period beginning on Wednesday, May 2, 2007, and ending on, and including, the later of (i) the date that is 30 Business Days (as defined in the Indentures) after the actual effective date of the merger, which MedImmune will announce no later than the third Business Day after the effective date of the merger and (ii) the “Fundamental Change Repurchase Date,” which MedImmune will announce within 20 Business Days after the consummation of the merger (the “Make-Whole Conversion Period”).

The conversion rate in effect as of May 2, 2007 is 29.9679 shares of MedImmune common stock per $1,000 principal amount of notes.  If the merger were to occur on June 16, 2007, then the conversion rate applicable to notes surrendered during the Make-Whole Conversion Period would be, with respect to the 2011 notes, 30.9514 shares of MedImmune common stock per $1,000 principal amount of notes and, with respect to the

2013 notes, 31.4754 shares of MedImmune common stock per $1,000 principal amount of notes.  If the effective date of the merger were to occur after June 16, 2007, then the conversion rate applicable to notes surrendered during the Make-Whole Conversion Period would decrease by approximately 0.000188 shares per day, with respect to the 2011 notes, and 0.000052 shares per day, with respect to the 2013 notes, after June 16, 2007 and on or before July 15, 2007.  Holders of notes that are converted during the Make-Whole Conversion Period, however, will be entitled to the increase in conversion rate only if the merger is actually consummated. Therefore, if a holder converts notes on or after May 2, 2007, but the merger is not consummated, then the holder will not be entitled to the increased conversion rate. Because the merger is subject to certain conditions, including the successful completion of the “first-step” tender offer that is itself conditioned on the occurrence of various events, MedImmune cannot be sure when, or if, the merger will occur.

Holders of notes should read carefully the notice they will be receiving regarding the convertibility of the notes in connection with the anticipated Fundamental Change and Make-Whole Fundamental Change, as it contains important information as to the procedures and timing for the conversion of the notes.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MedImmune.  MedImmune stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  At the time the offer is commenced, AstraZeneca will file tender offer materials with the U.S. Securities and Exchange Commission, and MedImmune will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.  The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by AstraZeneca or MedImmune with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase and related materials may be obtained for free by directing such requests to AstraZeneca (Investor Relations) at +44 (0) 207 304 5000. The Solicitation/Recommendation Statement and such other documents may be obtained by directing such requests to MedImmune at 301 398 4358.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, AstraZeneca and MedImmune file annual, quarterly and special reports, proxy statement and other information with the U.S. Securities and Exchange Commission.   These documents are available to the public from commercial document-retrieval services and at the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors, including the risks to both companies that the acquisition of MedImmune will not be consummated as the transaction is subject to certain closing conditions.  In addition, if and when the transaction is consummated, there will be risk and uncertainties related to AstraZeneca’s ability to successfully integrate the products and employees of AstraZeneca and MedImmune.  These risks, uncertainties and other factors, and the general risks associated with the respective businesses of AstraZeneca and MedImmune as described in the reports and other documents filed by each of them with the SEC, could cause actual results to differ materially from those referred to in the forward-looking statements.  The reader is cautioned not to rely on these forward-looking statements.  All forward-looking statements are based on information currently available to AstraZeneca and MedImmune, and neither AstraZeneca nor MedImmune assumes any obligation to update any such forward-looking statements included in this press release.

###

The following Frequently Asked Questions communication with employees was posted in the intranet site of MedImmune, Inc. on May 2, 2007:

Note: This is not intended to be financial or tax advice.  You are advised to check this information with a qualified tax and financial advisor.

Do I need to do anything with my options now?

Yes, you should go to Merrill Lynch’s Benefits OnLine® website at http://www.benefits.ml.com to make sure that you have electronically accepted all your grants to avoid problems with the cash payout calculations. When you first enter your account on-line, there will be an alert message stating that grants are pending acceptance and a link for you to accept the grant terms. In order to proceed, click the radio button that reads, “I accept my grant and agree to the terms…” You will be asked to enter your password to validate the grant acceptance. If there are no alerts, there are no grants pending acceptance. Note:  You will need your login ID and password to access your option data, therefore if you have never accessed the Benefits OnLine® website, see the instructions below for logging in to your account at Merrill Lynch.

Once all your grants have been accepted, you are not required to do anything further. You will receive a cash payment equal to the value of all your options within 3 business days of the merger effective date, net of taxes.

How do I login to my account at Merrill Lynch?

If you have not yet created your User ID and password to access your information at Merrill Lynch, you will need to do so by going to Merrill Lynch’s Benefits OnLine® website at http://www.benefits.ml.com and clicking “Create User ID” under the login message. Please note that your SSN and your Merrill Lynch PIN (mailed to you by Merrill Lynch) are required to create a User ID. For a walkthrough on creating a User ID, please see “Merrill Lynch Login and Account Opening Instructions.”

If you do not know your PIN, call the MedImmune Equity Plan Services Line at 888-640-MEDI (6334) or 609-818-8425 and press “1” for “English,” and then “2” for “Retirement/Stock Option Plan Information.” You will then be prompted to enter your SSN, after which you may be asked to choose between “1” Retirement Program Information and “2” Stock Option Plan Information before being asked to enter your PIN. Once prompted to enter your PIN, stay on the line until prompted to press the asterisk or say “I don’t know” and proceed by entering the personal information required to reset your PIN; if the system does not understand your response, you will be transferred to a customer service representative.

How do I get paid the $58 price per share for MedImmune stock that I have purchased directly or through the ESPP?

As a MedImmune shareholder, you will receive an offer from AstraZeneca to purchase your shares.  This is known as a Tender Offer.  You should expect a notice in the mail from AstraZeneca soon.

Will I be able to exercise options up until the merger date?

No.  In order to process the cash payout to all optionees, the Merrill Lynch stock option system will be frozen one week before the merger effective date.  No exercises will be allowed during this period.  If you have options expiring in this timeframe, you should consult a financial advisor on the best strategy to prevent the loss of your options.

What will happen to my stock options when the merger takes place?

Upon the merger effective date (which we currently expect to be in mid to late June), all options outstanding will be terminated and settled in cash based on a $58 per share value.  The cash value will be paid within 3 business days of the effective date.  This is taxable compensation for employees and MedImmune is required to withhold taxes.  The taxable gain and related withholding will be included in your year-end W-2 statement.  This cash payout is not considered to be an exercise of your options and thus capital gains reporting will not apply.  There will be no 1099-B issued by Merrill Lynch related to this transaction.  You will simply get a payment from MedImmune for the value, net of taxes.  The cash settlement of options is provided under all stock option plans in the “Change In Control” provision.

What is the difference between an incentive stock option (ISO) and a non-qualified stock option (NQ)?

ISOs are qualified by the IRS to provide the potential for lower taxes.  If an employee exercises and holds shares (i.e. no sale) for one year from the exercise date (and two years from the grant date), the gain realized upon sale qualifies for long term capital gains treatment, which is generally a lower tax rate.

NQs are not qualified by the IRS and are taxable upon exercise at your ordinary income rate.

Should I exercise my ISOs now?

You should consult your financial and tax advisors to determine the best strategy for you personally.

How do I calculate my stock option gains?

The gross cash payout for each option award is calculated by subtracting the option exercise price from $58 and multiplying this amount by the number of outstanding options (including unvested) remaining for each award at the time of merger.  Taxes will be withheld based on the gross payout amount.

You can model your estimated cash payout on Merrill Lynch’s Benefits OnLine® website at http://www.benefits.ml.com.  Please note that this tool only provides an approximation of your cash payout.

When you log onto the website, you are directed to the Home tab.  Follow these steps:

1)              Click on the “Model/Exercise” tab

2)              Select the “Model Only” choice

3)              You will be prompted to select a transaction type to model and the grants to display.  Choose the “Cashless Sell” option as the transaction type and the “All Grants” option for display.

4)              At the top of the far left column, click on “select all”, which will check all option grants for modeling.  If any grants have an exercise price (also called grant price by Merrill) greater than $58.00, you must deselect those grants by clicking on the check mark in the left hand column.

5)              The far right column entitled “Options to Model” will automatically populate with the number of vested options available.  Since all unvested options will accelerate at the merger date, you will need to change this column to include both the “Vested” and “Unvested/ Unexercisable Quantity.” Hint: if you have never exercised shares from a grant, copy the shares found in the “Options Granted” column into the “Options to Model” column.

6)              Under the section titled Enter Modeling Criteria, enter $58 as the “Estimated Market Price to Model”, enter the Federal FED tax withholding rate (see below for rate information), click the box entitled “Withhold Taxes on Disqualification of ISO Grants” so that a check mark appears in the box.

7)              click on “Calculate Results.”

Again, this is a useful tool to estimate your payment, but it is not exact.   The Stock Sale Proceeds column and Option Cost column data will be exact.  If you subtract the Option Cost total from the Stock Sale Proceeds, the difference is your taxable income used by payroll to calculate your cash payout.  However, the Net Proceeds amount calculated by Merrill Lynch will differ from the actual cash payout amount as the Merrill tool does not withhold FICA or Medicare taxes on ISOs (required in a cash payout).  The Merrill calculation also assumes that fees and commissions are charged, which will not apply in the cash payout.

Do I have the ability to set the tax rate used by MedImmune for my tax withholding?

No.  Taxes will be withheld at the supplemental wage tax rates. The following rates can be applied to estimate the tax impact on the payout. Refer to your most recent pay stub to determine your current state/local tax set up.

Federal*	25%
FICA	6.20% up to maximum of $6,045 in taxes withheld
Medicare	1.45%
State	Various rates apply; 4.75% for MD, 3.07% for PA and 9.3% for CA, as well as others.
Local	If applicable (MD locals range from 2.96% — 3.2% and for Philadelphia residents, 4.26%, non residents 3.7557).

* The federal rate changes to 35% when the employee’s cumulative supplemental wages exceed $1,000,000.00.  Supplemental wages include any type of bonus, gain from a Non Qualified Stock Option exercise, commissions, taxable relocation, severance and final payout for vacation and floating holiday.

How will I get paid the cash?

It will come to you in the same form of payment that you currently receive for payroll (i.e. direct deposit or check).

Will other non-tax deductions be taken out of this check such as 401(k), medical, etc.?

The cash payout is not eligible for 401(k) contribution and no deductions outside of the required tax withholding amounts will be applied.

How can I get financial advice?

Any stock brokerage firm will have qualified individuals to assist with investing decisions and most firms have specialists to help with financial planning.  The Washington D.C. office of Merrill Lynch (The Nelson/Rietano Group) has partnered with MedImmune to assist employees with these services.  They can be reached at 800-424-9075 or 202-659-7421.

What happens if I leave MedImmune before the merger is completed?

When an employee terminates, all unvested options are cancelled.  As such, you would not be entitled to the acceleration of the unvested stock options and the related value.  You would have 90 days to exercise your vested options after your termination date (6 months in the case of NQs issued under the 2004 Plan after May 23, 2004).  If you have not exercised your vested options and they have not expired on the merger effective date, your options will be cashed out and a check will be mailed to you.

What records will I have of this transaction?

You will be issued a pay stub, similar to your current paycheck with the value paid and the related withholding amounts.  This income will be included in your 2007 taxable compensation reported on your 2007 Form W-2.

If I am no longer an employee, but have stock options that have not expired, how will I get paid for the value of my stock options?

Individuals employed by MedImmune any time after January 1, 2007 will be paid through our payroll process, taxes withheld and a W-2 issued.  Checks will be mailed to these individuals.  [Individuals who terminated employment prior to January 1, 2007 would be treated similar to consultants or contractors, as described below.]

If I am not an employee, but received stock options as a consultant or contractor, how will I get paid for the value of my stock options?

MedImmune will mail a check to all non-employees for the option value.  No taxes will be withheld and a 1099 will be issued at year-end.

Notice to Investors

The information contained in this filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MedImmune.  MedImmune stockholders are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  At the time the offer is commenced, AstraZeneca will file tender offer materials with the U.S. Securities and Exchange Commission, and MedImmune will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.  The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available for free at the U.S. Securities and Exchange Commission’s web site at www.sec.gov, at AstraZeneca’s website at www.astrazeneca.com or at MedImmune’s website at www.medimmune.com.